DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 7, 2009

Mr. Stratton J. Nicolaides
Chief Executive Officer and Chairman
Numerex Corp.
1600 Parkwood Circle
Suite 500
Atlanta, GA 30339-2119

> **Re**:   **Numerex Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-22920**

Dear Mr. Nicolaides:

We have reviewed your response letter dated June 25, 2009. Please address the following comments in the Form 10-Q for the quarter ended June 30, 2009. Please provide a draft of proposed disclosures.

Form 10-K
Management's Discussion and Analysis, page 33

1. We note your response to comment 2. We note that the fair value of the Wireless and Orbit One reporting units do not exceed their carrying value by a significant amount. In this regard, please expand your proposed disclosures to provide a sensitivity analysis showing the impact that a one percent increase in the discount rate and a one percent decrease in revenues growth rates and profitability growth rates would have in your impairment test.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director